UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)1

Vantiv, Inc.

(Name of issuer)

Class A Common Stock, par value $0.00001

(Title of class of securities)

92210H105

(CUSIP number)

Anna J. Guerin, Assistant

Compliance Officer 617-951-9762

C/o Advent International Corporation,

75 State Street, 29th Floor

Boston, MA 02109

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2013

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 25 pages)

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP NO. 92210H105	Page 2 of 25

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 48,781,147
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 48,781,147
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,781,147
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 35.02%
14	TYPE OF REPORTING PERSON* CO, IA

Schedule 13D

CUSIP NO. 92210H105	Page 3 of 25

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 48,781,147
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 48,781,147
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,781,147
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 35.02%
14	TYPE OF REPORTING PERSON* PN

Schedule 13D

CUSIP NO. 92210H105	Page 4 of 25

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) GPE VI GP Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 38,339,456
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 38,339,456
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,339,456
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 27.52%
14	TYPE OF REPORTING PERSON* PN

Schedule 13D

CUSIP NO. 92210H105	Page 5 of 25

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) GPE VI GP (Delaware) Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,286,042
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 4,286,042
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,286,042
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.08%
14	TYPE OF REPORTING PERSON* PN

Schedule 13D

CUSIP NO. 92210H105	Page 6 of 25

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) GPE VI FT Co-Investment GP Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,345,676
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 5,345,676
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,345,676
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.84%
14	TYPE OF REPORTING PERSON* PN

Schedule 13D

CUSIP NO. 92210H105	Page 7 of 25

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International GPE VI Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,745,508
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 19,745,508
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,745,508
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.18%
14	TYPE OF REPORTING PERSON* PN

Schedule 13D

CUSIP NO. 92210H105	Page 8 of 25

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) GPE VI FT Co-Investment Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,345,676
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 5,345,676
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,345,676
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.84%
14	TYPE OF REPORTING PERSON* PN

Schedule 13D

CUSIP NO. 92210H105	Page 9 of 25

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International GPE VI-A Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,537,942
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 11,537,942
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,537,942
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.28%
14	TYPE OF REPORTING PERSON* PN

Schedule 13D

CUSIP NO. 92210H105	Page 10 of 25

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International GPE VI-B Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 999,026
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 999,026
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 999,026
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.72%
14	TYPE OF REPORTING PERSON* PN

Schedule 13D

CUSIP NO. 92210H105	Page 11 of 25

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International GPE VI-C Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,017,622
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 1,017,622
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,017,622
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.73%
14	TYPE OF REPORTING PERSON* PN

Schedule 13D

CUSIP NO. 92210H105	Page 12 of 25

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International GPE VI-D Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 811,324
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 811,324
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 811,324
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.58%
14	TYPE OF REPORTING PERSON* PN

Schedule 13D

CUSIP NO. 92210H105	Page 13 of 25

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International GPE VI-E Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,457,096
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 2,457,096
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,457,096
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.76%
14	TYPE OF REPORTING PERSON* PN

Schedule 13D

CUSIP NO. 92210H105	Page 14 of 25

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International GPE VI-F Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,715,417
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 3,715,417
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,715,417
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.67%
14	TYPE OF REPORTING PERSON* PN

Schedule 13D

CUSIP NO. 92210H105	Page 15 of 25

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent International GPE VI-G Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,341,563
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 2,341,563
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,341,563
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.68%
14	TYPE OF REPORTING PERSON* PN

Schedule 13D

CUSIP NO. 92210H105	Page 16 of 25

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent Partners GPE VI 2008 Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 723,156
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 723,156
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 723,156
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.52%
14	TYPE OF REPORTING PERSON* PN

Schedule 13D

CUSIP NO. 92210H105	Page 17 of 25

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent Partners GPE VI 2009 Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,680
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 21,680
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,680
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.02%
14	TYPE OF REPORTING PERSON* PN

Schedule 13D

CUSIP NO. 92210H105	Page 18 of 25

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Advent Partners GPE VI-A Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 65,137
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 65,137
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,137
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.05%
14	TYPE OF REPORTING PERSON* PN

Schedule 13D

CUSIP NO. 92210H105	Page 19 of 25

Item 1. Security and Issuer

This statement on Amendment No.2 Schedule 13D (“Amendment No.2”) relates to the Reporting Persons’ (as defined in Item 2 below) beneficial ownership interest in the Class A Common Stock, par value $0.00001 per share (the “Class A Common Stock”), of Vantiv, Inc., a Delaware Corporation (the “Issuer”). The address of the principal executive office of the Issuer is 8500 Governor’s Hill Drive, Symmes Township, OH 45249. This Amendment No.2 amends the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on April 2, 2012 and Amendment No.1 filed with the Commission on August 9, 2012. This Amendment No.2 is being filed by the reporting persons to amend Item 5. Terms defined in the schedule 13D are used herein as so defined.

Item 2. Identity and Background

(a) (b) (c) (f) This statement is being filed by the following entities:

(1) Advent International Corporation, a Delaware corporation;

(2) Advent International LLC, a Massachusetts limited partnership;

(3) GPE VI FT Co-Investment GP Limited Partnership, a Cayman Islands limited partnership;

(4) GPE VI GP (Delaware) Limited Partnership, a Delaware limited partnership;

(5) GPE VI GP Limited Partnership, a Cayman Islands limited partnership;

(6) Advent International GPE VI Limited Partnership, a Cayman Islands limited partnership;

(7) Advent International GPE VI-A Limited Partnership, a Cayman Islands limited partnership;

(8) Advent International GPE VI-B Limited Partnership, a Cayman Islands limited partnership;

(9) Advent International GPE VI-F Limited Partnership, a Cayman Islands limited partnership;

(10) Advent International GPE VI-G Limited Partnership, a Cayman Islands limited partnership;

(11) Advent International GPE VI-C Limited Partnership, a Delaware limited partnership;

(12) Advent International GPE VI-D Limited Partnership, a Delaware limited partnership;

(13) Advent International GPE VI-E Limited Partnership, a Delaware limited partnership;

Schedule 13D

CUSIP NO. 92210H105	Page 20 of 25

(14) Advent Partners GPE VI 2008 Limited Partnership, a Delaware limited partnership;

(15) Advent Partners GPE VI 2009 Limited Partnership, a Delaware limited partnership;

(16) Advent Partners GPE VI-A Limited Partnership, a Delaware limited partnership;

(17) GPE VI FT Co-Investment Limited Partnership, a Cayman Islands limited partnership;

The entities listed in subparagraphs (1) through (17) above are herein collectively referred to as the “Reporting Persons” and individually as a “Reporting Person,” and the entities listed in subparagraphs (6) through (17) above are herein collectively referred to as the “Advent Funds” and individually as an “Advent Fund.”

Advent International Corporation (“AIC”) is a Delaware corporation, and the persons serving as its directors and executive officers are set forth on Schedule A hereto.

Schedule 13D

CUSIP NO. 92210H105	Page 21 of 25

Advent International Corporation is the Manager of Advent International LLC (“AI LLC”) which in turn is the General Partner of GPE VI GP Limited Partnership, GPE VI GP (Delaware) Limited Partnership, GPE VI FT Co-Investment GP Limited Partnership, Advent Partners GPE VI 2009 Limited Partnership, Advent Partners GPE VI 2008 Limited Partnership and Advent Partners GPE VI-A Limited Partnership. GPE VI GP Limited Partnership is the General Partner of Advent International GPE VI Limited Partnership, Advent International GPE VI-A Limited Partnership, Advent International GPE VI-B Limited Partnership, Advent International GPE VI-F Limited Partnership and Advent International GPE VI-G Limited Partnership. GPE VI GP (Delaware) Limited Partnership is the General Partner of Advent International GPE VI-C Limited Partnership, Advent International GPE VI-D Limited Partnership and Advent International GPE VI-E Limited Partnership. GPE VI FT Co-Investment GP Limited Partnership is the General Partner of GPE VI FT Co-Investment Limited Partnership. The principal business address of each Reporting Person is c/o Advent International Corporation, 75 State Street, Boston, MA 02109.

The principal business of Advent International Corporation is to operate as an investment advisory firm and to make private equity investments. The principal business of each Reporting Person other than Advent International Corporation, Advent International LLC, GPE VI FT Co-Investment GP Limited Partnership, GPE VI GP (Delaware) Limited Partnership and GPE VI GP Limited Partnership is to provide risk capital for, and make investments in the securities of, privately held and other businesses.

(d) (e) During the last five years, none of the Reporting Persons nor any person listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons nor any person listed on Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

Item 5. Interest in Securities of the Issuer.

(a) The following table sets forth the aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person named in Item 2 of this statement (based upon 139,296,800 shares of Class A Common Stock outstanding as of May 7, 2013). The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13d-3.

Schedule 13D

CUSIP NO. 92210H105	Page 22 of 25

Reporting Person	Number of Shares Beneficially Owned	Percentage of Common Stock Outstanding	Number of Shares Sold in Past 60 Days
Advent International Corporation (1)(2)(3)(4)(5)	48,781,147	35.02%	24,318,394
Advent International LLC (1)(2)(3)(4)	48,781,147	35.02%	24,318,394
GPE VI GP Limited Partnership (1)(2)	38,339,456	27.52%	19,112,998
GPE VI GP (Delaware) Limited Partnership (1)(3)	4,286,042	3.08%	2,136,679
GPE VI FT Co-Investment GP Limited Partnership (1)(4)	5,345,676	3.84%	2,664,928
Advent International GPE VI Limited Partnership (1)(2)	19,745,508	14.18%	9,843,536
GPE VI FT Co-Investment Limited Partnership (1)(4)	5,345,676	3.84%	2,664,928
Advent International GPE VI-A Limited Partnership (1)(2)	11,537,942	8.28%	5,751,899
Advent International GPE VI-B Limited Partnership (1)(2)	999,026	0.72%	498,034

Schedule 13D

CUSIP NO. 92210H105	Page 23 of 25

Advent International GPE VI-C Limited Partnership (1)(3)	1,017,622	0.73%	507,306
Advent International GPE VI-D Limited Partnership (1)(3)	811,324	0.58%	404,461
Advent International GPE VI-E Limited Partnership (1)(3)	2,457,096	1.76%	1,224,912
Advent International GPE VI-F Limited Partnership (1)(2)	3,715,417	2.67%	1,852,212
Advent International GPE VI-G Limited Partnership (1)(2)	2,341,563	1.68%	1,167,317
Advent Partners GPE VI 2008 Limited Partnership (1)	723,156	0.52%	360,509
Advent Partners GPE VI 2009 Limited Partnership (1)	21,680	0.02%	10,808
Advent Partners GPE VI-A Limited Partnership (1)	65,137	0.05%	32,472

Total Group	48,781,147	35.02%	24,318,394

(1) Advent International Corporation is the Manager of Advent International LLC (“AI LLC”) which in turn is the General Partner of GPE VI GP Limited Partnership, GPE VI GP (Delaware) Limited Partnership, GPE VI FT Co-Investment GP Limited Partnership, Advent Partners GPE VI 2009 Limited Partnership, Advent Partners GPE VI 2008 Limited Partnership and

Schedule 13D

CUSIP NO. 92210H105	Page 24 of 25

Advent Partners GPE VI-A Limited Partnership. As such, AIC has the sole power to vote and dispose of the securities owned by the indicated Reporting Persons. The beneficial ownership of AI LLC derives from such power.

(2) GPE VI GP Limited Partnership is the General Partner of Advent International GPE VI Limited Partnership, Advent International GPE VI-A Limited Partnership, Advent International GPE VI-B Limited Partnership, Advent International GPE VI-F Limited Partnership and Advent International GPE VI-G Limited Partnership. As such, AIC has the sole power to vote and dispose of the securities owned by the indicated Reporting Persons. The beneficial ownership of AI LLC and GPE VI GP Limited Partnership derive from such power.

(3) GPE VI GP (Delaware) Limited Partnership is the General Partner of Advent International GPE VI-C Limited Partnership, Advent International GPE VI-D Limited Partnership and Advent International GPE VI-E Limited Partnership. As such, AIC has the sole power to vote and dispose of the securities owned by the indicated Reporting Persons. The beneficial ownership of AI LLC and GPE VI GP (Delaware) Limited Partnership derive from such power.

(4) GPE VI FT Co-Investment GP Limited Partnership is the General Partner of GPE VI FT Co-Investment Limited Partnership. As such, AIC has the sole power to vote and dispose of the securities owned by the indicated Reporting Persons. The beneficial ownership of AI LLC and GPE VI FT Co-Investment GP Limited Partnership, derive from such power.

(b) Each of the Reporting Persons listed in the table set forth above has sole voting and dispositive power over the Common Stock beneficially owned by it as indicated above.

(c) Other than the acquisition of the Securities described in Item 3 above and the sale of the number of shares of Class A Common Stock as set forth in the table included in Item 3 above under the column captioned “Shares Sold in Past 60 Days,” none of the Reporting Persons and the persons set forth on Schedule A and in Item 2(d) hereto has effected any transactions in the Common Stock during the last 60 days.

(d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of the Securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

(e) Not applicable.

Schedule 13D

CUSIP NO. 92210H105	Page 25 of 25

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 15, 2013

Advent International GPE VI Limited Partnership

Advent International GPE VI-A Limited Partnership

Advent International GPE VI-B Limited Partnership

Advent International GPE VI-F Limited Partnership

Advent International GPE VI-G Limited Partnership

By:     GPE VI GP Limited Partnership, General Partner

By:     Advent International LLC, General Partner

By:     Advent International Corporation, Manager

By:     Anna J. Guerin, Assistant Compliance Officer*

Advent International GPE VI-C Limited Partnership

Advent International GPE VI-D Limited Partnership

Advent International GPE VI-E Limited Partnership

By:     GPE VI GP (Delaware) Limited Partnership, General Partner

By:     Advent International LLC, General Partner

By:     Advent International Corporation, Manager

By:     Anna J. Guerin, Assistant Compliance Officer*

Advent Partners GPE VI 2008 Limited Partnership

Advent Partners GPE VI 2009 Limited Partnership

Advent Partners GPE VI-A Limited Partnership

By:     Advent International LLC, General Partner

By:     Advent International Corporation, Manager

By:     Anna J. Guerin, Assistant Compliance Officer*

GPE VI FT Co-Investment Limited Partnership

By:     GPE VI FT Co-Investment GP Limited Partnership, General Partner

By:     Advent International LLC, General Partner

By:     Advent International Corporation, Manager

By:     Anna J. Guerin, Assistant Compliance Officer*

Advent International LLC

By:     Advent International Corporation, Manager

By:     Anna J. Guerin, Assistant Compliance Officer*

Advent International Corporation

By:     Anna J. Guerin, Assistant Compliance Officer*

*For all of the above:

/s/ Anna J. Guerin
Anna J. Guerin, Assistant Compliance Officer